================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                ----------------

                                    AMENDMENT NO. 1
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                                     VIZACOM INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                      22-3270045
 (State or other jurisdiction of              (I.R.S. Employer Identification
  incorporation or organization)                            Number)


            3A Oak Road, Fairfield, New Jersey 07004 - (973) 808-1992 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Mark E. Leininger
                      President and Chief Executive Officer
                                     Vizacom Inc.
                                   3A Oak Road
                           Fairfield, New Jersey 07004
                                 (973) 808-1992
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                              Neil M. Kaufman, Esq.
                             Kaufman & Moomjian, LLC
                   50 Charles Lindbergh Boulevard - Suite 206
                          Mitchel Field, New York 11553
                                 (516) 222-5100

                                ----------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ___

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. XX

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___

                                ----------------

                         CALCULATION OF REGISTRATION FEE



                                                                     Proposed            Proposed
                                                   Amount to         maximum              maximum            Amount of
      Title of each  class of                         be          offering price         aggregate         registration
    securities  to be  registered                 registered         per unit          offering price          fee


Common Stock, par value $.001 per share
(the "Common Stock") . . . . . . . . . . . .      1,675,729        $3.875    (1)      $6,493,449.88 (1)    $1,805.18

Placement Agent Warrants (2) . . . . . . . .         17,052                                                          (3)

Common Stock issuable upon exercise of the
Placement Agent Warrants (2) . . . . . . . .         17,052        $1.50     (4)         $25,578.00 (4)        $7.11

Common Stock issuable upon exercise of
European Consultnt Warrants (2). . . . . . .        600,000        $ .75     (4)        $450,000.00 (4)      $125.10

Common Stock issuable upon exercise of
Consultant Warrants (2). . . . . . . . . . .        640,000        $ .75     (4)        $480,000.00 (4)      $133.44

Common Stock issuable upon exercise of
Advisor Warrants (2) . . . . . . . . . . . .         45,000        $1.125    (4)         $50,625.00 (4)       $14.07

Common Stock issuable upon exercise of
Employee and Consultant Warrants (2) . . . .        385,000        $1.03125  (4)        $397,031.25 (4)      $110.37

Common Stock issuable upon exercise of
Counsel Options (2) . . . . . . . . . . . .          25,000        $2.75     (4)         $68,750.00  (4)      $19.11

Common Stock issuable upon exercise of
Seafish Warrants. . . . . . . . . . . . . .         260,000        $1.06255  (4)        $276,250.00  (4)      $76.80

TOTAL . . . . . . . . . . . . . . . . . . .                                                                $2,291.18 (5)


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, (the "Securities Act"), based upon a per share last sale price for the Common Stock on July 13, 1999.

(2) Pursuant to Rule 416, there are also being registered such indeterminable additional Placement Agent Warrants, Investment Banking Warrants and shares of Common Stock as may become issuable pursuant to anti-dilution provisions contained in the Placement Agent Warrants, European Consultant Warrants, Consultant Warrants, Advisor Warrants, Employee and Consultant Options, Counsel Options and Seafish Warrants.


(3) No fee required pursuant to Rule 457(g) promulgated under the Securities
Act.

(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(g) promulgated under the Securities Act.


(5) A fee of $1,464.74 was paid upon the filing of the original
Registration Statement to which this is Amendment No. 1.

-----------------

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information contained in this Prospectus is not complete and may be changed. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      SUBJECT TO COMPLETION, DATED JULY __, 1999
                             PRELIMINARY PROSPECTUS


                                     VIZACOM INC.

                        3,647,781 Shares of Common Stock
                                       and
                    17,052 Warrants to Purchase Common Stock


This prospectus is part of a Registration Statement filed by Vizacom Inc. (formerly, Software Publishing Corporation Holdings, Inc.) with the SEC using the "shelf" registration process. The Registration Statement covers 3,647,781 Shares of the Company's Common Stock, par value $.001 per share, and 17,052 Registered Warrants to purchase shares of Common Stock. The Shares include 1,675,729 shares of Common Stock that are currently outstanding and 1,972,052 shares of Common Stock underlying outstanding Derivative Securities, which are options and warrants, including the 17,052 Registered Warrants. The Shares and Registered Warrants may be offered and sold from time to time by Selling Securityholders and any pledgees and donees of the Shares and Derivative Securities. Information regarding the identities of the Selling Securityholders, the manner in which they acquired their Shares and Derivative Securities and the manner in which the Shares and Registered Warrants are being offered and sold is provided in the "Selling Securityholders" and "Plan of Distribution" sections of this Prospectus.

The Company will not receive any of the proceeds from the sale of the Shares and Derivative Securities, other than the exercise price, if any, to be received upon exercise of the Derivative Securities. The Company has agreed to bear all of the expenses in connection with the registration and sale (other than commissions) of the Shares and Registered Warrants, which expenses we estimate to be $80,000.00.

   The Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "SPCO" and listed on the Boston Stock Exchange under the symbol "SPO." On July 13, 1999, the last sales price for the Common Stock, as reported by Nasdaq, was $ 3-7/8 per share.

-----------------------

The securities offered in this Prospectus involve a high degree of risk.
You should carefully read and consider the "Risk Factors," commencing on page 5 for information that should be considered in determining whether to purchase any of the securities.

-----------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -----------------------

                     The date of this Prospectus is July __, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

     THE SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

     YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENTS.


                      WHERE YOU CAN FIND MORE INFORMATION

     Government Filings. The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. As such, the Company files annual, quarterly and special reports, proxy statements and other documents with the SEC. These reports, proxy statements and other documents may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60601- 2511. You may also obtain copies of such material by mail from the public reference facilities of the SEC's Washington, D.C. offices, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on their public reference facilities. In addition, the SEC maintains a Worldwide Web site that contains reports, proxy and information statements and other information regarding companies, including the Company, that file electronically with the SEC at the address "http://www.sec.gov."

     Stock Market. The Common Stock is listed on The Nasdaq SmallCap Market and the Boston Stock Exchange. Material filed by the Company can also be inspected and copied at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006, and the Boston Stock Exchange, at One Boston Place, Boston, Massachusetts 02108.

     The Company. Most of the Company's SEC filings are also available to you at the Company's web site at "http://www.spch.com." Further, the Company will provide you without charge, upon your request, with a copy of any or all reports, proxy statements and other documents filed by the Company with the SEC, as well as any or all of the documents incorporated by reference in this Prospectus or the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

                                     Vizacom Inc.
                    Attention: Investor Relations Department
                                   3A Oak Road
                           Fairfield, New Jersey 07004
                        Telephone number: (973) 808-1992

     Information Incorporated by Reference. The SEC allows the Company to "incorporate by reference" the information the Company files with the SEC, which means that:

      -       incorporated documents are considered part of this Prospectus,
      - the Company can disclose important information to you by eferring you to those documents and
      - information that the Company files after the date of this Prospectus with the SEC will automatically update and supersede information contained in this Prospectus and the Registration Statement.

     The Company incorporates by reference the documents listed below and any future filings the Company will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

     1. The Company's Annual Report on Form 10-KSB, for the fiscal year ended December 31, 1998;

     2. The Company's Quarterly Report on Form 10-QSB, for the quarter ended March 31, 1999;

     3.   The Company's Current Report on Form 8-K (Date of Report:
          June 8, 1999);

     4.   The Company's Current Report on Form 8-K (Date of Report:
          July 1, 1999); and

     5. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, declared effective on December 6, 1995, including any amendment(s) or report(s) filed for the purpose of updating such description.


                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated by reference into this Prospectus include "forward- looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Potential risks and uncertainties include, among other things, such factors as:

          - the overall level of business and consumer spending for computer software,
          -         the market acceptance and amount of sales  of the  Company's products,
          - the extent that the Company's direct mail programs achieve satisfactory response rates,
          -         the ability of the Company to obtain sufficient  supplies of
                    successful   products,
          -         the  efficiency  of  the Company's telemarketing operations,
          - the competitive environment within the computer software and direct mail industries,
          -         the Company's  ability to raise additional  capital,
          - unforeseen operational difficulties and financial losses due to year 2000 computer problems,
          - the cost-effectiveness of the Company's product development activities,
          - the extent to which the Company is successful in developing, acquiring or licensing products which are accepted by the market, and
          - the other factors and information disclosed and discussed under "Risk Factors" and in other sections of this Prospectus.

     Investors should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                                   THE COMPANY

     The Company makes and sells computer software products for both the United States domestic and international markets. Most of these products are visual communication tools comprised of desktop publishing, presentation graphics and graphics/drawing software for the corporate, small office and home office ("SOHO") and consumer markets. Our software and hardware products are intended to allow the user to improve the visual and graphical appeal as well as the overall effectiveness of documents and digital images produced by either the Company's or third parties' desktop publishing, web publishing, presentation graphics, e-mail, word processing and other similar applications and products. We currently offer twenty-eight products that operate on the Windows(R) 98, Windows 95, Windows NT(R) , Windows 3.1 and DOS operating systems for IBM personal computers and compatibles. We also sell software products together with certain computer hardware, such as "mouse pens," new personal computers and digital cameras. We have established a multi-channel distribution system utilizing direct mail, telemarketing, retail, corporate and OEM sales channels and also disseminate our software programs over the Internet. The Company currently derives substantially all of its net sales from products sold directly to end-users by its direct mail and telemarketing centers, and to retailers, distributors and corporate purchasers by its internal sales force and independent sales representatives. We estimate that approximately 84% of our net sales for the year ended December 31, 1998 (the "1998 Fiscal Year") and 93% of our net sales for the three months ended March 31, 1999 (the "1999 Fiscal Period") were generated through the Company's direct sales and telemarketing efforts.

     North America and international net sales for the 1998 Fiscal Year and the year ended December 31, 1997 (the "1997 Fiscal Year") were as follows:

                                               Year Ended December 31,
                                    --------------------------------------------
                                           1998                   1997
                                    -----------------       ------------------
                                    Amount      %           Amount      %
                                    -----------------       ------------------
North America . . . .           $ 8,431,271      46.1     $ 8,770,684    51.1
International . . . .             9,840,462      53.9       8,386,181    48.9
                                -----------     -----     -----------   -----
Total . . . . . . . .            18,271,733     100.0     $17,156,865   100.0
                                ===========     =====     ===========   =====


     North America and international net sales for the 1999 Fiscal Period and the three months ended March 31, 1998 (the "1998 Fiscal Period") were as follows:

                                          Three Months Ended March 31,
                                    --------------------------------------------
                                           1999                   1998
                                    -----------------       ------------------
                                    Amount      %           Amount      %
                                    -----------------       ------------------
North America . . . .           $ 1,685,370      34.1     $ 1,875,219    47.8
International . . . .             3,250,158      65.9       2,048,227    52.2
                                -----------     -----     -----------   -----
Net sales . . . . . .           $ 4,935,528     100.0     $ 3,923,446   100.0
                                ===========     =====     ===========   =====

     We believe that end users are continuing to migrate from the Windows 3.1 and Windows 95 environments to the Windows NT and Windows 98 platforms and to Internet computing. We expect increased competition, including price competition, in the computer software and hardware markets in the future. Several of our competitors sell suites of products which include products that directly compete with our products. We believe that these offerings of product suites have and will continue to adversely affect sales of our products as the individual products within the suites continue to gain increased levels of inter-operability and functionality. The Company currently does not offer a suite of general purpose office products; however, we currently offer one product suite, Serif Publishing Power Suite, as well as products that complement competitive suite products.

     The Company currently is in the process of developing a new website entitled VisualCities.com. The Company contemplates that this website will be an Internet portal/community which would provide information, content, goods and services to users. No assurance can be given that the Company will be able to successfully develop and operate this website, that it will attract a significant number of users or that the Company will achieve significant revenues therefrom.

     In July 1996, we acquired Serif Inc. and Serif (Europe) Limited (collectively, the "Serif companies"), which significantly expanded our product line to include desktop publishing and drawing titles Serif PagePlus and Serif DrawPlus, among others. In December 1996, we acquired all of the outstanding capital stock of Software

Publishing Corporation ("SPC"), as a result of which our product line expanded further to include SPC's presentation graphics and other visual communications and business productivity software products. We continue to operate the Serif companies and SPC as wholly-owned subsidiaries. Since January 1998, the operations of SPC have been significantly reduced.

     We are currently substantially dependent upon sales of our Serif line of software programs. Microsoft Corporation ("Microsoft"), Corel Corporation, Adobe Systems and others sell products targeted for substantially the same market as the Serif product line, some of which are included in product suites.

     We believe that in order to increase net revenues, we must continue to develop and introduce new technologies and products internally, obtain additional technologies and products through strategic alliances and acquisitions and introduce new marketing strategies to include strengthening our marketing through e-commerce and the Internet. Any inability or delay in executing these strategies, difficulties encountered in introducing new products or marketing programs, or failures of our current and future products to compete successfully with products offered by other vendors, could adversely affect our performance. The Company's growth is expected to require increases in the number of employees, expenditures for new product development and expansion of our e-commerce and Internet sites, the acquisition of product rights, sales and marketing expenses, and general and administrative expenses.

     In the third quarter of the 1998 Fiscal Year, we began selling our Go Digital Camera Pak, which consists of a digital camera and digital imaging software licensed from a third party, as well as certain accessories. The digital imaging market is fairly new and we may not sustain a profitable level of sales as competitors focus their marketing efforts, develop enhancements to their products and develop products that take advantage of technological advances.

     Unless the context otherwise requires, all references herein to the Company include Vizacom Inc. and its subsidiaries, including SPC and the Serif companies, on a consolidated basis.

Principal Offices

     The Company's principal executive offices are located at 3A Oak Road, Fairfield, New Jersey 07004; telephone (973) 808-1992. The Company maintains websites at www.spch.com, www.serif.com and www.harvardgraphics.com.


                                  RISK FACTORS

     The securities offered in this Prospectus are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase any of the securities. Prior to making an investment decision, you should carefully read this Prospectus and consider, along with other matters referred to herein, the following risk factors.

No Assurance of Profitability; Losses to Date

     The Company has been unprofitable since inception in July 1992 and may continue to incur operating losses in the future. For the year ended December 31, 1998, we had a net loss of approximately $2,407,000 and, for the three months ended March 31, 1999, we had a net loss of $671,942. Our operating losses may increase as we develop, produce and distribute additional products, de-emphasize other products and continue to develop our business. We may not be able to become profitable or, if we obtain profitability, we may thereafter not be able to maintain profitability.

Competition May Adversely Affect Results of Operations

     The market for our software products is characterized by:

     -     ongoing technological developments,
     -     evolving industry standards,
     -     licensing of technology between companies,
     - cross and collateral marketing of products by two or more companies,
     -     alliances  between  companies,
     -     joint  marketing campaigns  and
     - rapid changes in customer requirements and increasing customer demands.

     We believe that the principal competitive factors in the corporate, SOHO and consumer software markets include:

     - pricing (which includes individual product pricing, standard and competitive upgrade pricing, licensing and volume discounting),
     -     product functionality,
     -     ease-of-use,
     -     bundling in suites of related products,
     -     distribution through existing and new channels and
     -     brand name recognition.

     As a result, we believe that our success in this market depends upon our ability to continue to:

     -     provide  continued  enhancement  of our  existing and future products,
     -     correctly   identify   and  enter  new  markets,
     -     effectively market and sell our current and future products,
     - expand our existing distribution channels while also developing new distribution channels, including e-commerce,
     - timely and efficiently acquire, license or develop and introduce new products that take advantage of technological advances and
     -     respond to new requirements and demands of the market.

     To the extent one or more of our competitors introduce products that better address market requirements, our business could be adversely affected. We may not be successful in developing and marketing enhancements to our existing products or new products incorporating new technology on a timely basis. Also, our existing and new products may not adequately address the changing needs of the marketplace. If we are unable to timely develop and introduce new products or enhance existing products, our business and results of operations could be materially and adversely affected.

     The dominant position of Microsoft in the personal computer operating system and application program marketplace provides Microsoft with a range of competitive advantages, including its ability to determine the direction of future operating systems and to leverage its strength in one or more product areas to achieve a dominant position in new markets. This position may enable Microsoft to increase its market position even with respect to products having superior performance, price and ease-of-use features. Microsoft's ability to:

     - offer corporate and SOHO operating systems combined with its own productivity software,
     -    bundle software,
     - provide incentives to customers to purchase certain products in order to obtain favorable sales terms or necessary compatibility or information with respect to other products,
     -    pre-load  such bundled software on new computers, and
     - purchase advantageous product positioning and presentations in various distribution channels may significantly inhibit our ability to maintain or expand our business. In addition, as Microsoft or other companies create new operating systems and applications, we may not be able to re-work our products in order for the products to remain compatible with these new systems and applications. The introduction of upgrades to operating systems or the introduction of new operating systems and standardized software by Microsoft and others, over which we have no control, may adversely affect our ability to upgrade our own products and may cause a reduction in sales of our products.

     We believe that competition will continue to intensify in the future and that new product introductions, as well as potential price reductions, strategic alliances and other actions by competitors could materially and adversely affect our competitive position.

Short Product Life Cycles May Adversely Affect Revenues

     From time to time we or our competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. Such announcements of currently planned or other new products may cause customers to defer purchasing our existing products.

Seasonality Is Expected to Cause Fluctuations in Revenues and Operating Results

     The computer software market is characterized by significant seasonal swings in demand, which typically peak in the fourth quarter of each calendar year. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday buying season and reduced retail and corporate demand for business software during the summer vacation period. We expect our net sales and operating results to reflect this seasonality.

Fluctuations in Quarterly Results and the Uncertainty of Future Operating Results May Cause Significant Fluctuations in Our Stock Price

     Our quarterly operating results have and, in the future, may fluctuate significantly, depending on factors such as:

     -    demand for our products,
     -    the size, timing and timely fulfilment of orders,
     - the number, timing and significance of new product announcements by us and our competitors, our ability to develop, introduce and market new products, as well as enhanced versions of our current products on a timely basis,
     -    the  level  of  product and price competition,
     -    changes  in  operating expenses,
     -    changes  in average selling prices and product mix,
     - changes in our sales incentive strategy, as well as sales personnel changes,
     -    the  mix of direct and indirect sales, product returns and rebates,
     -    changes in technology,
     -    general economic factors, and
     -    seasonality.

     Our expense levels, however, are expected to be based in large part on our expectations of future revenues. Therefore, if revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by an unanticipated decline in revenue for a particular quarter because a relatively small amount of our expenses will vary with our revenue in the short term. As a result, we believe that period-to-period comparisons of our results of operations are not and will not necessarily be meaningful and should not be relied upon as any indication of future performance. Due to all of the foregoing factors, it is likely that in some future quarter our operating results will be below expectations. In such event, the market price of the Common Stock could be materially adversely affected.

Volatility of Stock Prices

     The market for the Common Stock is highly volatile. The trading price of the Common Stock could be subject to wide fluctuations in response to, among other things:

     -    quarterly variations in operating and financial results,
     - announcements of technological innovations or new products by us or our competitors,
     - changes in prices of our products or our competitors' products and services,
     -    changes in product mix,
     - changes in our revenue and revenue growth rates as a whole or for individual geographic areas, business units, products or product categories, and
     - response to the Company's strategies concerning e-commerce and the Internet.

     Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us could result in an immediate and adverse effect on the market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many software and Internet companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

Rapid Technological Changes Could Cause Delay in New Products; Delays May Cause Reduced Revenues

     The software market is characterized by ongoing technological developments, evolving industry standards, frequent new product introductions and rapid changes in customer requirements and preferences. The introduction of products embodying new technologies and the emergence of new industry standards and practices can rapidly render existing products obsolete and unmarketable. In the past, we have experienced delays in software development and may experience delays in connection with current product developments or future development activities. Such delays may prevent the successful introduction or marketing of these products. Further, our new products and product enhancements may not adequately meet the requirements of the marketplace and achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements may also result in customer dissatisfaction and delay or loss of product revenues.

Product Defects Could Delay or Prevent Market Acceptance of New or Upgraded Products

     Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or as new versions are released. Despite testing internally or by current or potential customers, errors may be found in new products after commencement of commercial shipments, resulting in loss of or delay in market acceptance.

     Although we have a number of ongoing development projects, the following risks still exist:

     - development may not be completed successfully on time or within our projected cost,
     - projects may not include the features required to achieve market acceptance, and
     - enhancements to our products may not keep pace with broadening market requirements.

Product Returns and Difficulties in the Collection of Accounts Receivable Could Result in Reductions in Cash Flows

     Some of our sales are made on credit terms which may vary substantially. We do not hold collateral to secure payment. Therefore, a default in payment on a significant scale could materially adversely affect our business, results of operations and financial condition. In addition, it is difficult for us to ascertain future demand for our existing products and anticipated demand for newly introduced products. Consistent with industry practices, we may accept product returns or provide other credits in the event that a retailer or distributor holds excess inventory of our products, even when we are not legally required to do so. Accordingly, we are exposed to the risk of product returns from retailers, distributors and direct sales customers. While we believe that we have established appropriate allowances for collection problems and anticipated returns based on our historical experience and industry norms, actual returns and uncollectible receivables may exceed such allowances. Defective products also may result in higher customer support costs and product returns.

Customer Concentration and Credit Risk

     The Company had one customer which accounted for approximately 5% of the Company's net sales for the three months ended March 31, 1999 and 13% of net sales for the year ended December 31, 1998. This same customer accounted for approximately 41% of the Company's accounts receivable at March 31, 1999 and 36% of accounts receivable at December 31, 1998. The Company considers several of its customers to be significant. The loss of any of such customers, a significant decrease in product shipments to one or more of them or an inability to collect receivables from one or more of them could adversely affect the Company's business, operating results and financial condition.

Dependence on Key Personnel

     Significant historical growth from acquisitions and operational restructurings have placed strain upon our personnel, management systems and resources. In the future, we expect to continue to improve our financial and management controls, reporting systems and procedures on a timely basis and train and manage our employee work force. An inability to do so may inhibit our ability to grow. Competition for qualified sales, technical and other qualified personnel, including expert Windows-environment programmers, is intense, and we may not be able to attract or retain highly qualified employees in the future. Our future success depends in significant part upon the continued service of our current key technical, sales and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on our business, operating results and financial condition. Additions of new and departures of existing personnel, particularly in key positions, can be disruptive, which could have a material adverse effect upon the Company.

International Sales and Operations and Currency Fluctuations Could Have an Adverse Affect

     International sales are a significant source of revenue for the Company. International sales represented approximately 65.9% of our net sales for the three months ended March 31, 1999 and 53.9% of our net sales for the year ended December 31, 1998. We believe that achieving profitability will require, among other matters, additional expansion of sales in foreign markets. In order to increase international sales, we may be required to establish additional foreign operations, hire additional personnel and recruit additional international resellers. Currently, our international sales are denominated in either U.S. dollars, the Euro or local currency and we do not anticipate engaging in any hedging activities. The introduction of the Euro may have an impact on currency fluctuations. Although exposure to currency fluctuations to date has not been significant, fluctuations in currency exchange rates in the future could have a material adverse impact on the Company. Additional risks inherent in our international business activities include:

     -    unexpected changes in regulatory requirements,
     -    tariffs and other trade barriers,
     -    costs of localizing products for foreign countries,
     -    lack of acceptance of localized products in foreign  countries,
     -    longer accounts receivable payment cycles,
     -    difficulties in collecting payment,
     -    difficulties in managing international operations,
     - potentially adverse tax consequences including limitations on the repatriation of earnings,
     -    reduced protection for intellectual property,
     -    the burdens of complying with a wide variety of foreign laws, and
     - the effects of potentially high local wage scales, employment customs and other expenses.

     Any of these factors or others not presently contemplated by the Company could have a material adverse effect on our future international operations.

Dependence on Manufacturers and Suppliers of Hardware

     In the third quarter of the 1998 Fiscal Year, we began selling our Go Digital Camera Pak, which consists of a digital camera and digital imaging software licensed from a third party, as well as certain accessories. In the 1999 Fiscal Period, the Company began to experience delays in shipments of digital cameras from cameras' respective manufacturer/suppliers, which delays have continued. As of March 31, 1999, the Company had a backlog of $603,000 relating to this product. While the Company believes that these delays are only temporary, the Company is presently investigating alternative manufacturer/suppliers for hardware similar in quality to the digital cameras presently included in the Go Digital Camera Pak and those offered as upgrade cameras. No assurance can be given that the Company will, in the future, not experience delays in receipt of these digital cameras or other hardware sold by the Company from its manufacturers/suppliers, or identify alternative suppliers and acquire the alternative hardware on terms as beneficial to the Company as the Company's present hardware purchase terms.


Litigation and Potential Litigation May be Costly and/or Time-Consuming

     Our competitors and potential competitors may resort to litigation as a means of competition. Any litigation involving the Company, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company and significant diversion of effort by our management and technical personnel. In the event of an adverse result in any such litigation, we could be required to:

     -    expend significant resources to develop non-infringing technology,
     - obtain licenses to the technology which is the subject of the litigation on terms not advantageous to the Company,
     -    pay damages, and/or
     -    cease the use of any infringing technology.

     There can be no assurance that we would be successful in such development, that any such licenses would be available and/or that we would have available funds sufficient to satisfy any cash awards.

     In the first quarter of 1998, the Company and certain of our current and former executive officers and directors were named as defendants in an action claiming that such defendants made intentional misrepresentations of material facts in connection with such plaintiffs' purchases of an aggregate 296,333 shares of Common Stock for $919,495. While we believe this action to be without merit, the ultimate outcome of such lawsuit is unknown at this time. Any adverse decision in this action may have a material adverse effect on our business, operating results and financial condition.

     We are also a defendant in litigations involving disputes with a landlord and several vendors. These litigations generally arise out of our ordinary course of business, and we believe that any adverse decision resulting from any of these litigations will not have a materially adverse effect on the Company; however, no assurance can be given in this regard.

Software Piracy and Intellectual Property Infringement May Adversely Affect Our Revenues

     We believe that our success depends significantly upon our proprietary technology. We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions and other written materials under trade secret, patent and copyright laws to protect our proprietary technology; however, these methods generally afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or services or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Monitoring and identifying unauthorized use of personal computer software is difficult. We expect software piracy to be a continuing problem resulting in a reduction of our potential revenues.

Dependence on Third Party Licenses Could Have Adverse Affects

     We rely on certain software, technology and content that we license or have licensed from third parties, including software, technology and content that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available to us on commercially reasonable terms. Also, such software may not be appropriately supported, maintained or enhanced by the licensors such that the licensed software would not continue to provide the necessary commercial benefits to our products. In addition, we may not be able to license such software, technology and content on terms advantageous to the Company. The loss of or inability to obtain or replace licenses to, or inability to support, maintain and enhance, any of such licensed software, could result in increased costs, including the expense of internally developing the required software, technology and/or content, as well as delays or reductions in product shipments.

Dependence on Retailers, Distributors and Sales Representatives May Adversely Affect Sales and Cash Flows

     Our customers are not contractually required to make future purchases of our products and could discontinue carrying or purchasing our products, at any time and for any reason. Retailers and distributors generally are in a strong position to negotiate favorable terms of sale, including price discounts and product return policies. Retailers also often require software publishers to pay fees in exchange for preferred shelf space. Further, resellers may give higher priority to products other than ours, thus reducing their efforts to sell our products. We may not be able to increase or sustain the current amount of our retail shelf space and, as a result, our operating results could be adversely affected.

Use of Net Operating Loss Carryforwards is Limited

     We estimate our consolidated tax net operating loss carryforwards to be approximately $84 million at December 31, 1998, which expire in years 2002 through 2018, and our general business credit carryover to be approximately $1.5 million, which expires in years 2005 and 2006. These carryforwards are subject to certain limitations described below. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), changes in the ownership or the business of a corporation that has net operating loss carryforwards can result in the inability to use or the imposition of significant restrictions on the use of such net operating loss carryforwards to offset future income and tax liability of such corporation. An "ownership change" may be deemed to have occurred under Section 382 of the Code and the regulations thereunder with respect to both the Company and its wholly-owned subsidiary, Software Publishing Corporation ("SPC"), which the Company acquired in December 1996, and the use by the Company of these net operating loss carryforwards will be limited. Utilization of the net operating loss carryforwards of SPC may be further limited by reason of the consolidated return/separate return limitation year rules. In addition, the SPC net operating loss carry forwards are also subject to the additional limitation that such losses can only be utilized to offset the separate taxable income of SPC. We estimate the maximum utilization of such net operating loss carryforwards to be approximately $1,200,000 per year for losses through December 31, 1996; losses incurred thereafter can be fully utilized until expired under present circumstances. There can be no assurance that we will be able to utilize all of our net operating loss carryforwards. In addition, the foreign losses incurred by SPC may decrease or otherwise restrict our ability to claim U.S. tax credits for foreign income taxes.

Failure to Obtain IRS Closing Agreement Could Result in Large Tax Payment

        In September 1997, the Company applied for a closing agreement with the IRS pursuant to which we would become jointly and severally liable for SPC's tax obligations upon occurrence of a "triggering event" requiring recapture of dual consolidated losses previously utilized by SPC. The Company acquired SPC in December 1996. Such closing agreement would avoid SPC's being required to recognize a tax of approximately $8 million on approximately $24.5 million of SPC's pre-acquisition dual consolidated losses. We recently received notification from the IRS that the IRS has determined not to act on our application until such time as SPC submits certain filings pertaining to pre-acquisition filings made by SPC. Such additional filings require SPC to obtain IRS relief so as to permit SPC to appropriately make the election allowing SPC to utilize the dual consolidated losses. We believe that once the appropriate prior year filings are made, and re-application for a closing agreement is made, the IRS should agree to such a closing agreement. However, no assurance can be given that the IRS will do so, and any failure to do so could result in the recognition of this tax liability. Should such a closing agreement be obtained, in certain circumstances, a future acquirer of the Company may also be required to agree to a similar closing agreement in order to avoid the same tax liability, to the extent it is able to do so. This could have a material adverse effect on our future ability to sell SPC. The report of our auditors covering the December 31, 1998 consolidated financial statements contains a paragraph emphasizing these dual consolidated losses.

Year 2000 Compliance Issues

     We are in the process of conducting a review of issues related to our Year 2000 compliance. In connection with this evaluation, we intend to review all Company products for Year 2000 compliance, as well as to review our vendors and suppliers for Year 2000 compliance, and to effect changes where necessary. We expect to be able to conduct our review within our current resources, but no assurance can be given that we have sufficient resources to complete the review process in a timely manner. We have not determined, at this time, what total costs we will incur to conduct the review process and to implement any necessary corrections. At this time, we do not know of any of our products, processes or systems, which, if found to be non-Year 2000 compliant, would have any significant impact on the Company. We believe that all of our current products are Year 2000 compliant. We are currently developing contingency plans to address the failure of our products, vendors or information technology systems to be Year 2000 compliant.

Change in Product Strategy May Not be Successful

     The Company acquired SPC in December 1996. In SPC's fiscal year ended September 30, 1996, approximately 70% of SPC's net revenue was derived from the Harvard Graphics line of products. However, net revenues for that line of products declined substantially over the previous few years and has continued to decline. While we believe that the market for the Harvard Graphics product line has matured, we also believe that our Harvard and Serif brands have attracted significant customer bases. Accordingly, we intend to utilize these brand strengths for our current and certain anticipated new products, including our proposed VisualCities.com Internet portal/community . This product line and brand transition, and the development of the VisualCities.com Internet portal/community, may not be accomplished in a timely or efficient manner and may not be successful.

Potential Anti-Takeover Effects of Delaware Law, Certificate of Incorporation, Stockholder Rights Plan and Possible Issuances of Preferred Stock Could Impede a Takeover of the Company

     Certain provisions of Delaware law and our Certificate of Incorporation could make it more difficult to complete a merger, tender offer or proxy contest involving the Company, even if such events could be beneficial to the interests of our stockholders. These provisions include:

     -    Section 203 of the Delaware General Corporation Law,
     - the classification of the Company's Board of Directors into three classes,
     - the requirement that 66-2/3% of our stockholders are needed to request a special meeting of stockholders (other than a special meeting called by the Board of Directors or the President),
     - the "golden parachute" provisions of the Company's agreement with its President,
     - the requirement that 66-2/3% of the stockholders of the Company entitled to vote thereon approve transaction such as a merger, consolidation or sale of assets with or to an entity controlling 15% or more of the voting power of the Company's capital stock, unless approved by the Board of Directors prior to such entity's acquisition of 15% or more ofs uch voting power,
     - the existence of "blank check" preferred stock that may be issued by our Board of Directors without stockholder approval on such terms as the Board may determine, and
     -    the existence of a "poison pill."

     Under the poison pill, the Company has declared a dividend of one Preferred Share Purchase Right (each, a "Right") on each outstanding share of Common Stock. Each Right becomes exercisable only if a person or group acquires 20% or more of the outstanding Common Stock or announces a tender offer the consummation of which would result in ownership by a person or group of 20% or more of the Common Stock. If we are acquired in a merger or other business combination transaction after a person or group has acquired 20% or more of the outstanding Common Stock, each Right will entitle its holder to purchase, at the Right's then current exercise price (currently, $1,000), a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 20% or more of the outstanding Common Stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, a number of shares of Common Stock having a market value of twice such price.

     The rights of the holders of Common Stock also will be subject to, and may be adversely affected by, the rights of the holders of additional or other classes of preferred stock that may be issued in the future, including the blank check preferred stock. Such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the voting stock of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock.

Limited Directors' Liability Could Prevent Stockholders From Holding Directors Responsible for a Lack of Care

     The Company's Certificate of Incorporation provides that our directors (but not our officers) will not be held liable to the Company or our stockholders for monetary damages upon breach of a director's fiduciary duty, except to the extent otherwise required by law.

No Dividends

     The Company has never paid any cash dividends on the Common Stock and we do not anticipate paying any dividends in the foreseeable future.

Possible Issuance of Substantial Amounts of Additional Shares Without Stockholder Approval Could Dilute Stockholders

        As of July 13, 1999, we have an aggregate of 6,601,544 shares of Common Stock outstanding. In addition, as of May 25, 1999, we have 1,939,480 shares of Serial Preferred Stock authorized but unissued, of which, 1,836,980 shares are not reserved for specific purposes, and an additional (a) aggregate of 6,302,450 shares of Common Stock issuable upon the exercise of stock options granted or available for grant under our various stock plans and (b) aggregate of approximately 3,200,000 shares of Common Stock issuable upon exercise of other stock options or warrants previously granted and outstanding. All of such shares may be issued without any action or approval by our stockholders. Although there are no other material present plans, agreements, commitments or undertakings with respect to the issuance of additional shares of Common Stock or securities convertible into any such shares, other than in connection with the exercise of outstanding stock options and warrants, any shares issued would further dilute the percentage ownership of the Company held by our stockholders.

Any Delisting of Securities from Nasdaq System Could Precipitate Risks Associated with Low-Priced Stocks

     The Common Stock is listed on the Nasdaq SmallCap Market and the Boston Stock Exchange. To remain eligible for listing on the Nasdaq SmallCap Market, we must comply with the following:

     -    The Common Stock must have a minimum bid price of $1.00,
     - we must have either minimum tangible net assets of $2,000,000, a market capitalization of $35,000,000 or net income of $500,000 in two of the three prior fiscal years and
     - we must have a public float of at least 500,000 shares with a market value of at least $1,000,000, at least 300 stockholders must hold shares of Common Stock and at least two market makers must make a market in the Common Stock.

     These maintenance standards may be changed by Nasdaq. While we presently comply with the Nasdaq listing maintenance requirements, the failure to maintain these requirements or other requirements of Nasdaq could result in de-listing of our securities from Nasdaq. In the event our securities are de-listed from Nasdaq, you may be affected in any one or more of the following ways:

     - our securities will have to trade on a non-NASDAQ, and possibly less efficient, "over-the-counter" market,
     - fewer brokerage firms and dealers may make a market in our securities which may cause a decline in the trading price of our securities,
     - you may also find it more difficult to dispose of, or obtain accurate quotations, as to the market value of our securities,
     - our securities may no longer be eligible for sale in certain jurisdictions without additional compliance with such jurisdictions' laws and regulations and
     -    the market for our securities may become illiquid.

No Trading Market for Registered Warrants

     There is no trading market for the Registered Warrants and we have no obligation to create or maintain a market for the Registered Warrants. Accordingly, if you purchase any of the Registered Warrants you must be prepared to bear the economic risk of investment for an indefinite period of time.

Possible Inability to Exercise the Registered Warrants

     We intend to qualify the sales of the Common Stock and Registered Warrants in a limited number of states. Although the securities laws of certain states may permit the Registered Warrants to be transferred to purchasers in states other than those in which the Registered Warrants were initially qualified, we will be prevented from issuing Common Stock to persons or entities in such other states upon the exercise of the Registered Warrants unless an exemption from qualification is available or unless the issuance of Common Stock upon exercise of the Registered Warrants is qualified. We are under no obligation to seek, and may decide not to seek or may not be able to obtain, qualification of the issuance of such Common Stock in all of the states in which the holders of the Registered Warrants reside. In such case, the Registered Warrants held by such holders will expire and have no value if such Registered Warrants cannot be exercised or sold. Accordingly, the market for the Registered Warrants may be limited. Further, a current prospectus covering the Common Stock issuable upon exercise of the Registered Warrants must be in effect before the Company may accept Registered Warrant exercises. We may not be able to have a prospectus in effect if this Prospectus is no longer current, notwithstanding our commitment to use our best efforts to do so.


                                USE OF PROCEEDS

     The proceeds from the sale of the Shares and Registered Warrants by the Selling Stockholders will belong to the individual Selling Securityholders. The Company will not receive any of the proceeds from the sale of the Shares and Derivative Securities, except with respect to the exercise price of the Derivative Securities. We expect to utilize any such exercise price received upon exercise of the Derivative Securities for general corporate and working capital purposes.


                          PRICE RANGE OF COMMON STOCK

      The Common Stock was traded on the Nasdaq SmallCap Market under the symbol "ANMI" from December 6, 1995 through December 27, 1996, under the symbol "SPCOD" from December 28, 1996 through January 27, 1997 and from May 28, 1998 through June 24, 1998, under the symbol "SPCOC" from October 23, 1998 through January 14, 1999, and otherwise from January 28, 1997 through the date of this Prospectus has been traded under the symbol "SPCO." The Company has been advised that, effective August 2, 1999, the Common

Stock will trade on Nasdaq under the symbol "VIZY." The Common Stock was also traded on the Boston Stock Exchange under the symbol "APO" from December 6, 1995 through January 20, 1997 and under the symbol "SPO" from January 20, 1997 through the date of this Prospectus. The Company has been advised that, effective August 2, 1999 the Common Stock will trade on the Boston Stock Exchange under the symbol "VZM." The following table sets forth the range of high and low bid prices for the Common Stock for the periods indicated as derived from reports furnished by Nasdaq, adjusted to reflect the Company's one-for-three reverse stock split made effective as of May 27, 1998 (the "Reverse Stock Split"). Such adjustment has been made by multiplying the closing prices by three and does not necessarily reflect the prices for the Common Stock had the Reverse Stock Split occurred prior to the periods indicated. The information reflects inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                High Bid         Low Bid
                                                --------         -------
Fiscal 1997
-----------
First Quarter . . . . . . . . . . . . .         $14-1/4          $ 8-13/16
Second Quarter. . . . . . . . . . . . .           9-9/16           5-5/8
Third Quarter . . . . . . . . . . . . .           7-1/8            3
Fourth Quarter. . . . . . . . . . . . .           6-15/16          2-5/32

Fiscal 1998
-----------
First Quarter . . . . . . . . . . . . .           2-13/16          1-1/2
Second Quarter  . . . . . . . . . . . .           3                1-3/8
Third Quarter . . . . . . . . . . . . .           1-5/8              5/8
Fourth Quarter. . . . . . . . . . . . .           1-1/8              9/16

Fiscal 1999
-----------
First Quarter . . . . . . . . . . . . .           1-31/32            15/16
   Second Quarter . . . . . . . . . . .           4-7/16           1-21/32
Third Quarter (through July 13, 1999) .           4                2-3/8

     As of July 13, 1999, the closing price for the Common Stock as reported on Nasdaq was $3-7/8. As of the close of business on July 12, 1999, there were 678 stockholders of record of the Company. The Company estimates, based upon surveys conducted by its transfer agent in connection with the Company's 1999 Annual Meeting of Stockholders, that there are approximately 5,000 beneficial stockholders.


                                DIVIDEND POLICY

     The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company currently intends to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and other relevant factors.


                            SELLING SECURITYHOLDERS

     An aggregate of 3,647,781 Shares, including 1,972,052 Shares issuable upon exercise of the Derivative Securities, as well as the Registered Warrants to purchase 17,052 Shares, may be offered for sale and sold pursuant to this Prospectus by the Selling Securityholders. The Shares and Registered Warrants are to be offered by and for the respective accounts of the Selling Securityholders and any pledgees or donees of the Selling Securityholders. The Company has agreed to register all of the Shares and Registered Warrants under the Securities Act and to pay all of the expenses in connection with such registration and sale of the Shares and Registered Warrants (other than underwriting discounts and selling commissions and the fees and expenses of counsel and other advisors to the Selling Securityholders). The Company will not receive any proceeds from the sale of the Shares and Registered

Warrants by the Selling Securityholders, except for the exercise price, if any, paid in connection with the exercise of the Derivative Securities.

     Certain information with respect to the Selling Securityholders, the Shares and Registered Warrants is set forth in the following table. None of the Selling Securityholders has had any material relationship with the Company within the past three years, except as noted in the following table.


                                                                                                             Amount and Nature
                                                                                                               of Beneficial
                                                                                                               Ownership of
                                                                                                               Common Stock
                                              Ownership Prior                     Amount                       After Sale of
                                                 to Sale                      Offered Hereby                   the Securities
                                        --------------------------     --------------------------       --------------------------
                                                        Registered                     Registered
Selling Securityholder                    Shares         Warrants        Shares         Warrants          Number           Percent
----------------------                    ------        ----------       ------        -----------        ------           -------
David Bader and Devra Bader,
     TEN ENT (1) . . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Irving Bader and Ellen Bader (1) . .    25,000                -0-        25,000                -0-           -0-               -0-
Gary Bates (2) (3) . . . . . . . . .    46,849 (4)            -0-       100,000 (5)            -0-        21,849 (4)             *
Peter Beedham (2) (6). . . . . . . .    42,291 (7)            -0-         3,921                -0-        38,370 (7)             *
B.I. Investors, LLC (8). . . . . . .   210,000                -0-       210,000                -0-           -0-               -0-
Benjamin Blech and Elaine Blech,
     TEN ENT (1) . . . . . . . . . .    25,000                -0-        25,000                -0-           -0-               -0-
Jacques Boutin (6) (9) . . . . . . .     1,238                -0-         1,238                -0-           -0-               -0-
Shaya Boymelgreen (10) . . . . . . .   210,000                -0-       210,000                -0-           -0-               -0-
Keith S. Braun (11). . . . . . . . .     3,750 (12)           -0-        15,000 (13)           -0-           -0-               -0-
Tiffany Brown (14) . . . . . . . . .       250 (15)           -0-         1,000 (16)           -0-           -0-               -0-
Anthony Broy (17). . . . . . . . . .   105,000                -0-       105,000                -0-           -0-               -0-
James Bryce (1) (18) (19). . . . . .    42,902 (20)           -0-        70,159 (21)           -0-        21,633 (20)            *
Deborah J. Charney (5)(22) . . . . .       750 (23)           -0-         3,000 (24)           -0-           -0-               -0-
John Chianello (25). . . . . . . . .    18,796                -0-        18,796                -0-           -0-               -0-
Martin Chopp (1) . . . . . . . . . .    50,000                -0-        50,000                -0-           -0-               -0-
Howard Cohen and Helene Cohen,
     JTWROS (25) . . . . . . . . . .    37,593                -0-        37,593                -0-           -0-               -0-
Carl Coppola (1) . . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Mark Daintree (6)(9) . . . . . . . .    10,318                -0-         5,366                -0-         4,952                 *
Darren Darvill (2) (6) . . . . . . .    21,133 (26)           -0-         5,366                -0-        15,767 (26)            *
Gary Dunning (2) (6) . . . . . . . .    19,820 (27)           -0-         5,366                -0-        14,454 (27)            *
First Builder Associates, Inc. (10).   210,000                -0-       210,000                -0-           -0-               -0-
Hannah Fischer (1) . . . . . . . . .    25,000                -0-        25,000                -0-           -0-               -0-
Rivka Friedman (1) . . . . . . . . .    25,000                -0-        25,000                -0-           -0-               -0-
Steven Georgallas (1). . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Barbara A. Gombert (28). . . . . . .       750 (29)           -0-         3,000 (30)           -0-           -0-               -0-
Paul Hempstock (2) (6) . . . . . . .    17,206 (31)           -0-         2,683                -0-        14,523 (31)            *
John D. Hodel and Linda M. Hodel
  JTWROS (25). . . . . . . . . . . .    37,593                -0-        37,593                -0-           -0-               -0-
K. David Issacs (1). . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Andrew Jeffrey (6) (9) . . . . . . .       206                -0-           206                -0-           -0-               -0-
Joel Katz Keogh Profit Sharing
  Plan (25). . . . . . . . . . . . .    37,593                -0-        37,593                -0-           -0-               -0-
David C. Katz (1). . . . . . . . . .    22,500                -0-        12,500                -0-        10,000                 *
Ron J. Katz (1). . . . . . . . . . .    25,000                -0-        25,000                -0-           -0-               -0-
Neil M. Kaufman (32) . . . . . . . .   125,760 (33)           -0-        36,904 (34)           -0-       105,523 (35)          1.6
Simon Korn (1) . . . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Gary L. Krauthamer (1) . . . . . . .    50,000                -0-        50,000                -0-           -0-               -0-

                                       16


Ronniel Levy (36). . . . . . . . . .       750 (37)           -0-         3,000 (38)           -0-           -0-               -0-
MAK Group LLC (1). . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Donald Markowitz (25). . . . . . . .    37,593                -0-        37,593                -0-           -0-               -0-
Marquis Capital, LLC (39). . . . . .    45,000 (40)           -0-        45,000 (40)           -0-           -0-               -0-
Steve Medeiros (1) . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Lisa Nafash (1). . . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
George Nahass (1). . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Ronald Nahass (1). . . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Nicholas Ponzio (41) . . . . . . . .   117,500 (41)           -0-       105,000                -0-        12,500  (41)           *
Mark Ramsey (2) (6). . . . . . . . .    21,390 (42)           -0-         5,366                -0-        16,024  (42)           *
Regency Investment Partners (43) . .   600,000 (44)           -0-       600,000 (44)           -0-           -0-               -0-
Charles S. Ruppman Revocable Living
  Trust (25) . . . . . . . . .          74,436                -0-        74,436                -0-           -0-               -0-
Alan W. Schoenbart (2) (45). . . . .    50,000 (46)           -0-       110,000 (47)           -0-           -0-               -0-
Seafish Partners (48). . . . . . . .   260,000 (49)           -0-       260,000 (49)           -0-           -0-               -0-
Seneca Associates (50) . . . . . . .   260,000 (51)           -0-       260,000 (51)           -0-           -0-               -0-
SG Cowen Securities Corp., Custodian
     f/b/o William G. Walters IRA (1)  125,000                -0-       125,000                -0-
Denise Shapiro (52). . . . . . . . .    77,052 (53)        17,052        37,052 (53)        17,052        40,000                 *
David Southgate (2) (54). . . . . .     49,025 (55)           -0-        85,000 (56)           -0-        27,775 (55)            *
Target Capital Corp. (57). . . . . .   260,000 (58)           -0-       260,000 (58)           -0-           -0-               -0-
United Krasna Organizations (59) . .   120,000 (60)           -0-       120,000 (60)           -0-           -0-               -0-
Burton Weinstein (1) . . . . . . . .    12,500                -0-        12,500                -0-           -0-               -0-
Michael Wells (2). . . . . . . . . .     3,144 (61)           -0-           550                -0-         2,594 (61)            *
Yeshiva Beth Hillel of Krasna (1). .    12,500                -0-        12,500                -0-           -0-               -0-
----------
* Less than 1%.

(1) Acquired the Shares so listed pursuant to a Subscription Agreement, accepted by the Company effective June 9, 1999, at a purchase price of $2.00 per share.

(2)    Employee of the Company.

(3) Acquired an option (an "Employee/Consultant Option") to purchase 100,000 Shares in April 1999. The Employee/Consultant Option held by Mr. Bates is exercisable, with respect to 25,000 Shares, immediately and, with respect to an additional 25,000 Shares, on each of April 6, 2000, 2001 and 2002. Mr. Bates' Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(4) Includes (a) for ownership prior to sale only, 25,000 Shares issuable upon exercise of an Employee/Consultant Option granted to Mr. Bates outside of the Company's various stock plans which are exercisable within the next 60 days and (b) 21,849 shares of Common Stock issuable upon exercise of options granted Mr. Bates under the Company's various stock plans which are exercisable within the next 60 days. Does not include (a) 75,000 shares of Common Stock issuable upon exercise of the Employee/Consultant Option held by Mr. Bates which are not exercisable within the next 60 days nor (b) 39,609 shares of Common Stock issuable upon exercise of options granted Mr. Bates under the Company's various stock plans which are not exercisable within the next 60 days.

(5) Represents all 100,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Mr. Bates.

(6) Acquired the Shares so listed from the Serif (Europe) Limited Employee Share Option Scheme (the "Scheme") for nominal consideration. The Scheme may be deemed an affiliate of the Company.

                                       17

(7) Includes 18,664 shares of Common Stock issuable upon exercise of options granted Mr. Beedham under the Company's various stock plans which are exercisable within the next 60 days. Does not include 24,918 shares of Common Stock issuable upon exercise of options granted Mr. Beedham under the Company's various stock plans which are not exercisable within the next 60 days.

(8) Acquired 210,000 Shares as an assignee of an individual who acquired such 210,000 Shares pursuant to a Subscription Agreement, dated December 15, 1998, at a purchase price of $.40 per Share.

(9)    Former employee of the Company.

(10) Acquired the Shares so listed pursuant to a Subscription Agreement, dated December 15, 1998, at a purchase price of $.40 per Share.

(11) Acquired an Employee/Consultant Option to purchase 15,000 Shares in April 1999. The Employee Consultant Option held by Mr. Braun is exercisable, with respect to 3,750 Shares, immediately and, with respect to an additional 3,750 Shares, on each of April 6, 2000, 2001 and 2002. Mr. Braun's Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(12) Represents 3,750 Shares issuable upon exercise of an Employee/Consultant Option held by Mr. Braun which are exercisable within the next 60 days. Does not include 11,250 Shares issuable upon exercise of an Employee/ Consultant Option held by Mr. Braun which are not exercisable within the next 60 days.

(13) Represents all 15,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Mr. Braun.

(14)   Acquired an  Employee/Consultant Option to purchase 1,000 Shares in
       April 1999. The Employee Consultant Option held by Ms. Brown is exercisable, with respect to 250 Shares, immediately and, with respect to an additional 250 Shares, on each of April 6, 2000, 2001 and 2002. Ms. Brown's Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(15)   Represents 250  Shares issuable upon exercise of an Employee/
       Consultant Option held by Ms. Brown which are exercisable within the next 60 days. Does not include 750 Shares issuable upon exercise of an Employee/Consultant Option held by Ms. Brown which are not exercisable within the next 60 days.

(16) Represents all 1,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Ms. Brown.

(17) Acquired 210,000 Shares as an assignee of an individual who acquired such 210,000 Shares pursuant to a Subscription Agreement, dated December 15, 1998, at a purchase price of $.40 per Share. Subsequently, Mr. Broy assigned 105,000 Shares to Nicholas Ponzio. (See note (41) below.)

(18) Acquired 5,159 Shares so listed from the Scheme for nominal consideration. The Scheme may be deemed an affiliate of the Company.

(19)   Acquired an Employee/Consultant Option to purchase 65,000 Shares in April
       1999.   The Employee Consultant  Option  held by  Mr. Bryce is
       exercisable, with respect to 16,250 Shares, immediately and, with respect to an additional 16,250 Shares, on each of April 6, 2000, 2001 and 2002. Mr. Bryce's Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(20) Includes (a) for ownership prior to sale only, 16,250 Shares issuable upon exercise of an Employee/Consultant Option granted Mr. Bryce which are exercisable within the next 60 days and (b) 10,638 shares of Common Stock issuable upon exercise of options granted Mr. Bryce under the Company's various stock plans which are exercisable within the next 60 days. Does not include (a) 48,750 Shares issuable upon exercise of the Employee/Consultant Option held by Mr. Bryce which are not

                                       18


       exercisable within the next 60 days and (b) 13,865 shares of Common Stock issuable upon exercise of options granted Mr. Bryce under the Company's various stock plans which are not exercisable within the next 60 days.

(21) Includes all 65,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Mr. Bryce.

(22)   Acquired an Employee/Consultant Option to purchase 3,000 Shares in
       April 1999. The mployee Consultant Option held by Ms. Charney is exercisable, with respect to 750 Shares, immediately and, with respect to an additional 750 Shares, on each of April 6, 2000, 2001 and 2002. Ms. Charney's Employee/Consultant Option expires n April 5, 2009 and is exercisable at $1.03125 per Share.

(23) Represents 750 Shares issuable upon exercise of an Employee/ Consultant Option held by Ms. Charney which are exercisable within the next 60 days. Does not include 250 Shares issuable upon exercise of an Employee/Consultant Option held by Ms. Charney which are not exercisable within the next 60 days.

(24) Represents all 3,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Ms. Charney.

(25) Acquired the Shares so listed as of December 11, 1998, at a purchase price of $.665 per Share, pursuant to the Company's private placement ("Private Placement"), for which Parker Bromley Ltd. ("P-B") acted as Placement Agent.

(26) Includes 10,815 shares of Common Stock issuable upon exercise of options granted Mr. Darvill under the Company's various stock plans which are exercisable within the next 60 days. Does not include 14,851 shares of Common Stock issuable upon exercise of options granted Mr. Darvill under the Company's various stock plans which are not exercisable within the next 60 days.

(27) Includes 10,878 shares of Common Stock issuable upon exercise of options granted Mr. Dunning under the Company's various stock plans which are exercisable within the next 60 days. Does not include 14,788 shares of Common Stock issuable upon exercise of options granted Mr. Dunning under the Company's various stock plans which are not exercisable within the next 60 days.

(28) Acquired an Employee/Consultant Option to purchase 3,000 Shares in April 1999. The Employee Consultant Option held by Ms. Gombert is exercisable, with respect to 750 Shares, immediately and, with respect to an additional 750 Shares, on each of April 6, 2000, 2001 and 2002. Ms. Gombert's Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(29) Represents 750 Shares issuable upon exercise of an Employee/ Consultant Option held by Ms. Gombert which are exercisable within the next 60 days. Does not include 2,250 Shares issuable upon exercise of an Employee/Consultant Option held by Ms. Gombert which are not exercisable within the next 60 days.

(30) Represents all 3,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Ms. Gombert.

(31) Includes 11,712 shares of Common Stock issuable upon exercise of options granted Mr. Hempstock under the Company's various stock plans which are exercisable within the next 60 days. Does not include 16,454 shares of Common Stock issuable upon exercise of options granted Mr. Hempstock under the Company's various stock plans which are not exercisable within the next 60 days.

(32) Pursuant to a letter agreement, dated June 11, 1999, between the Company and Kaufman & Moomjian, LLC ( "K&M") as amended by letter agreements, dated June 30, 1999 and July 8, 1999 (collectively, the "K&M Letter Agreements"), Mr. Kaufman was granted an option (the "Kaufman Option")
       to  purchase 25,000  Shares.   The  Kaufman Option is exercisable, with
       respect to 8,333 Shares, immediately, with respect to an additional 8,333 shares, commencing June 11, 2000, and with respect to the final 8,334

                                       19


       Shares, commencing on June 11, 2001. The Kaufman Option expires on June 10, 2009 and is exercisable at $2.75 per Share. Additionally, in July 1999, Mr. Kaufman was granted, under the Company's 1994 Long Term Incentive Plan, 37,500 Shares of Common Stock and an option to purchase an additional 50,000 shares of Common Stock exercisable, with respect to 16,666 shares of Common Stock, immediately and, with respect to an additional 16,667 shares, on the first and second anniversaries of the date of grant. This option expires in July 2009 and is exercisable at $3.08125 per share. In May 1998, a predecessor to K & M was issued 11,904 Shares in partial satisfaction of outstanding legal fees equal in amount to the market value of such Shares, and these Shares have been assigned to Mr. Kaufman. During 1997, the Company incurred approximately $480,000 in legal fees to Moritt, Hock and Hamroff LLP ("Moritt Hock"), then its counsel. Neil M. Kaufman, a director of the Company, was a partner in Moritt Hock during 1997. Mr. Kaufman is a member of K&M, which currently acts as counsel to the Company. During 1997, the Company incurred approximately $55,000 in legal fees to K & M's predecessor. During 1998, the Company incurred approximately $390,000 in legal fees to K & M and its predecessor.

(33) Includes (a) 8,333 Shares issuable upon exercise of the Kaufman Option which are exercisable within the next 60 days and (b) 60,690 shares of Common Stock issuable upon exercise of options granted to Mr. Kaufman under the Company's various stock plans which are exercisable within the next 60 days. Does not include (a) 33,334 Shares issuable upon exercise of the Kaufman Option which are not exercisable within the next 60 days and (b) 94,310 shares of Common Stock issuable upon exercise of options granted to Mr. Kaufman under the Company's various stock plans which are not exercisable within the next 60 days.

(34) Represents (a) all 25,000 Shares issuable upon exercise of the Kaufman Option and (b) 11,904 Shares owned by Mr. Kaufman as assignee of K&M.

(35) Includes 60,690 shares of Common Stock issuable upon exercise of options granted to Mr. Kaufman under the Company's various stock plans which are exercisable within the next 60 days.

(36)   Acquired an Employee/Consultant Option to purchase 3,000 Shares in
       April 1999. The Employee Consultant Option held by Mr. Levy is exercisable, with respect to 750 Shares, immediately and, with respect to an additional 750 Shares, on each of April 6, 2000, 2001 and 2002. Mr. Levy's Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(37) Represents 750 Shares issuable upon exercise of an Employee/ Consultant Option held by Mr. Levy which are exercisable within the next 60 days. Does not include 2,250 Shares issuable upon exercise of an Employee/Consultant Option held by Mr. Levy which are not exercisable within the next 60 days.

(38) Represents all 3,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Mr. Levy.

(39) Acquired warrants ("Marquis Warrants") to purchase 45,000 shares pursuant to a Financial Advisory and Investment Banking Agreement, dated April 6, 1999 (the "Marquis Agreement"), between the Company and Marquis Capital, LLC ("Marquis"), pursuant to which the Company retained Marquis to provide investment banking services for a one year period. The Marquis Warrants are exercisable at any time, in whole or part, commencing April 6, 2000 and through April 5, 2004, at an exercise price of $1.125 per share.

(40)   Represents all 45,000 Shares issuable upon exercise of the Marquis
       Warrants.

(41)   Received the 105,000 Shares as an assignee of Anthony  Broy.  (See  note
       (17) above.) Shares owned includes 12,500 shares of Common Stock owned by Wolcot Capital Money Purchase Plan, an affiliate of Mr. Ponzio.

(42) Includes 10,612 shares of Common Stock issuable upon exercise of options granted Mr. Ramsey under the Company's various stock plans which are exercisable within the next 60 days. Does not include 14,804

                                       20


        shares of Common Stock issuable upon exercise of options granted Mr. Ramsey under the Company's various stock plans which are not exercisable within the next 60 days.

(43) Acquired warrants (the "European Consultant Warrants") to purchase 600,000 Shares pursuant to a Consulting Agreement, dated as of December 17, 1998, between the Company and Michele Ladovich (sic), pursuant to which the Company retained Michel Ladovitch to provide investor relations services in the European Union and United Kingdom for a five year period. Mr. Ladovitch directed that the European Consultant Warrants be registered in the name of Regency Investment Partners. The European Consultant Warrants are exercisable, with respect to 500,000 Shares, immediately and, with respect to 100,000 Shares, on June 17, 1999. The European Consultant Warrants expire on December 16, 2005 and have an exercise price of $.75 per Share.

(44) Represents all 600,000 Shares issuable upon exercise of the European Consultant Warrants.

(45) Acquired an Employee/Consultant Options to purchase 110,000 Shares upon commencement of employment with the Company. Mr. Schoenbart is currently Vice President-Finance and Chief Financial Officer of the Company. Mr. Schoenbart's Employee/Consultant Option is exercisable, with respect to 50,000 Shares, immediately and, with respect to an additional 15,000 Shares, on each of April 6, 2000, 2001, 2002 and 2003. Mr.
       Schoenbart's Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(46) Represents 50,000 Shares issuable upon exercise of Mr. Schoenbart's Employee/Consultant Option which are exercisable with in the next 60 days. Does not include 60,000 Shares issuable upon exercise of Mr. Schoenbart's Employee/Consultant Option which are not exercisable within the next 60 days.

(47) Represents all 110,000 Shares issuable upon exercise of Mr. Schoenbart's Employee/Consultant Options.

(48)   Acquired  warrants  (the "Seafish  Warrants") to purchase  260,000
       Shares pursuant to an Agreement, dated as of January 4, 1999, between the Company and Seafish Partners ("Seafish"), whereby Seafish, as the holder of all outstanding shares of the Company's Class A 14% Cumulative Non-Convertible Preferred Stock, Series A (the "Class A Preferred Stock"), exchanged its 930 shares of Class A Preferred Stock for (a) 930 shares of the Company's Class C 11% Cumulative Non-Convertible Preferred Stock, Series A (the "Class C Preferred Stock") and (b) the Seafish Warrants. The Class C Preferred Stock is identical to the Class A Preferred Stock, except the Class C Preferred Stock has a reduced rate of dividends on the Class A Preferred Stock of 11% per annum, compared to 14% per annum for the Class A Preferred Stock, and the Class C Preferred Stock does not require the Company to pay a redemption premium upon a redemption of shares of the Class C Preferred Stock, compared to a premium of $300 per share for the Class A Preferred Stock. The Seafish Warrants are exercisable immediately, expire on January 3, 2006 and have an exercise price of $1.062 per share.

(49)   Represents  all  260,000  Shares  issuable  upon  exercise of the Seafish
       Warrants.

(50) Acquired warrants (the "Seneca Warrants") to purchase 260,000 Shares as an assignee of Target Capital Corp. ("Target"). (See note (57) below.) The Seneca Warrants are exercisable immediately, expire on December 16, 2005 and have an exercise price of $.75 per Share.

(51)   Represents  all  260,000  Shares  issuable  upon  exercise  of the Seneca
       Warrants.

(52) Acquired 17,052 Registered Warrants to purchase an aggregate 17,025 Shares (the "Agency Warrants") and 60,000 Shares as assignee of P-B. P-B acquired the Agency Warrants in connection with acting as Placement Agent for the Private Placement. P-B also received $16,200 as fees and $4,860 as a non-accountable expense allowance in connection with acting as placement agent for the Private Placement. The Agency Warrants are exercisable from December 11, 1998 through December 10, 2000, at an exercise price of $1.50 per Share. P-B acquired such 60,000 Shares pursuant to the terms of a Consulting

                                       21


       Agreement, dated August 12, 1998, between the Company and P-B, pursuant to which the Company retained P-B to provide consulting services for a one year period.

(53)   Includes 17,052 Shares issuable upon exercise of the Agency Warrants.

(54)   Acquired an Employee/Consultant Option to purchase 85,000 Shares in
       April 1999. The Employee/Consultant Option held by Mr. Southgate is exercisable, with respect to 21,250 Shares, immediately and, with respect to an additional 21,250 Shares, on each of April 6, 2000, 2001 and 2002. Mr. Southgate's Employee/Consultant Option expires on April 5, 2009 and is exercisable at $1.03125 per Share.

(55)   Includes  (a) for ownership prior to sale only,  21,250  Shares issuable upon exercise of an Employee/Consultant Option granted to Mr. Southgate outside of the Company's various stock plans which are exercisable within the next 60 days and (b) 26,423 shares of Common Stock issuable upon exercise of options granted Mr. Southgate under the Company's various stock plans which are exercisable within the next 60 days. Does not include (a) 63,750 Shares issuable upon exercise of the
       Employee/Consultant   Option held by Mr. Southgate which are not
       exercisable within the next 60 days nor (b) 45,492 shares of Common Stock issuable upon exercise of options granted Mr. Southgate under the Company's various stock plans which are not exercisable within the next 60 days.

(56) Represents all 85,000 Shares issuable upon exercise of the Employee/ Consultant Option held by Mr. Southgate.

(57)   Acquired  warrants (the   "Consultant  Warrants") to purchase 260,000
       Shares pursuant to a Consulting Agreement, dated as of December 17, 1998 (the "Target Consulting Agreement"), between the Company and Target, pursuant to which the Company retained Target to provide consulting services for a five year period. The Consultant Warrants are exercisable immediately, expire on December 16, 2005 and have an exercise price of $.75 per Share.

(58) Represents all 260,000 Shares issuable upon exercise of the Consultant Warrants owned by Target.

(59) Acquired warrants (the "Krasna Warrants") to purchase 120,000 Shares pursuant to the Target Consulting Agreement. (See note (57) above.) The Krasna Warrants are exercisable immediately, expire on December 16, 2005 and have an exercise price of $.75 per Share.

(60)   Represents all 120,000 Shares issuable upon exercise of the Krasna
       Warrants.

(61) Includes 2,457 of Common Stock issuable upon exercise of options granted Mr. Wells under the Company's various stock plans which are exercisable within the next 60 days. Does not include 3,875 shares of Common Stock issuable upon exercise of options granted Mr. Wells under the Company's various stock plans which are not exercisable within the next 60 days.




                              PLAN OF DISTRIBUTION

     The Shares and Registered Warrants offered hereby may be sold from time to time by the Selling Securityholders for their respective own accounts. The Company will receive none of the proceeds from this offering. The Selling Securityholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares and Registered Warrants.

     The distribution of the Shares and Registered Warrants by the Selling Securityholders is not subject to any underwriting agreement. The Shares and Registered Warrants covered by this Prospectus may be sold by the Selling Securityholders or by pledgees and donees of the Selling Securityholders. The Shares and Registered Warrants offered by the Selling Securityholders may be sold from time to time at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Selling Securityholders may sell their Shares and Registered Warrants covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares and Registered Warrants, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares and Registered Warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions, commissions, or fees from the Selling Securityholders and/or purchasers of the Shares and Registered Warrants for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker dealers that participate with the Selling Securityholders in the distribution of the Shares and Registered Warrants may be deemed to be underwriters and any commissions received by them and any profit on the resale of the Shares and Registered Warrants positioned by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

     Any Shares and Registered Warrants covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

        The 1,972,052 Shares offered hereby upon the exercise of the Derivative Securities will be issuable in accordance with the terms of the Derivative Securities. Among other things, the Derivative Securities provide that, upon surrender at the Company's principal offices of a certificate evidencing any of the Derivative Securities, with the annexed form to exercise the Warrant duly executed, together with payment of the exercise price of the Derivative Securities so exercised, the registered holder of a Warrant (or assignee) will be entitled to receive a certificate for the Shares so purchased.


                          DESCRIPTION OF CAPITAL STOCK

        The Company's authorized capital stock currently consists of 60,000,000 shares of Common Stock, $.001 par value per share, 1,939,480 shares of Serial Preferred Stock, $.001 par value per share (the "Serial Preferred Stock"), of which 1,500 shares have been designated Class A Preferred Stock, 1,000 shares have been designated as Class C Preferred Stock and 100,000 shares have been designated Junior Participating Preferred Stock (the "Junior Preferred Stock"), and 60,520 shares of Class B Voting Preferred Stock, Series A, par value $.001 per share (the "Class B Voting Preferred Stock").

Common Stock

        As of the date of this Prospectus, there were 6,601,544 shares of Common Stock outstanding held of record by approximately 5,000 beneficial stockholders of Common Stock. The Common Stock is currently listed on Nasdaq under the trading symbol "SPCO" and also traded on the BSE under the symbol "SPO." Holders of Common Stock do not have subscription, redemption, conversion or preemptive rights. Each share of Common Stock is entitled to participate pro rata in any distribution upon liquidation, subject to the rights of holders of preferred stock, and to one vote on all matters submitted to a vote of stockholders. The holders of Common Stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor, subject to the rights of any holders of preferred stock.

     Holders of Common Stock are entitled to elect all directors of the Company. The Board of Directors consists of three classes, each of which serves for a term of three years. At each annual meeting of the stockholders the directors in only one class will be elected. The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting for the election of a class of directors can elect all of the directors of such class and in such event the holders of the remaining shares will not be able to elect any of such directors.

Class A 14% Cumulative Non-Convertible Redeemable Preferred Stock, Series A

     On December 15, 1998, the Company authorized 1,500 shares of Class A Preferred Stock. Under the Company's Certificate of Designation, holders of shares of Class A Preferred Stock are entitled to (a) cumulative dividends of $140 per share per annum, payable semi-annually on June 30 and December 31 of each calendar year, commencing on June 30, 1999, (b) a liquidation preference of $1,000 per share and (c) the right to elect one director in the event the Corporation fails to tender in full three consecutive semi-annual dividend payments. In addition, the Company has the right to redeem the Class A Preferred Stock, in part or whole, at any time, upon payment of $1,300 per share of Class A Preferred Stock plus any accrued and unpaid dividends on the Class A Preferred Stock so redeemed. The Company currently has no shares of Class A Preferred Stock outstanding.

Class C 11% Cumulative Non-Convertible Redeemable Preferred Stock, Series A

     On January 4, 1999, the Company authorized 1,000 shares of Class C Preferred Stock. Under the Company's Certificate of Designation, holders of shares of Class C Preferred Stock are entitled to (a) cumulative dividends of $110 per share per annum, payable semi-annually on June 30 and December 31 of each calendar year, commencing on June 30, 1999, (b) a liquidation preference of $1,000 per share and (c) the right to elect one director in the event the Corporation fails to tender in full three consecutive semi-annual dividend payments. In addition, the Company has the right to redeem the Class C Preferred Stock, in part or whole, at any time, upon payment of $1,000 per share of Class C Preferred Stock plus any accrued and unpaid dividends on the Class C Preferred Stock so redeemed. The Company currently has outstanding 930 shares of Class C Preferred Stock.

Junior Participating Preferred Stock

     In March 1998, the Company authorized 100,000 shares of Junior Participating Preferred Stock, Series A, par value $.001 per share (the "Junior Preferred Stock"). The Junior Preferred Stock has preferential voting, dividend and liquidation rights over the Common Stock. On March 31, 1998, the Company declared a dividend distribution, payable April 30, 1998, of one Preferred Share Purchase Right ("Right") on each share of Common Stock. Each Right, when exercisable, entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of Junior Preferred Stock at a price of $1.00 per one one-thousandth of a share (subject to adjustment). The one one-thousandth of a share is intended to be the functional equivalent of one share of the Common Stock. The Rights will not be exercisable or transferable apart from the Common Stock until an Acquiring Person, as defined in the Rights Agreement, dated as of March 31, 1998, between the Company and American Stock Transfer & Trust Company, without the prior consent of the Company's Board of Directors, acquires 20% or more of the voting power of the Common Stock or announces a tender offer that would result in 20% ownership. The Company is entitled to redeem the Rights, at $.001 per Right, any time before a 20% position has been acquired or in connection with certain transactions thereafter announced. Under certain circumstances, including the acquisition of 20% of the Common Stock, each Right not owned by a potential Acquiring Person will entitle its holder to purchase, at the Right's then-current exercise price, shares of Common Stock having a market value of twice the Right's exercise price. Holders of a Right will be entitled to buy stock of an Acquiring Person at a similar discount if, after the acquisition of 20% or more of the Company's voting power, the Company is involved in a merger or other business combination transaction with another person in which its common shares are changed or converted, or the Company sells 50% or more of its assets or earning power to another person. The Rights expire on April 20, 2008.

Class B Voting Preferred Stock

     As of the date of this Prospectus, there are no shares of Class B Voting Preferred Stock issued and outstanding. The Class B Preferred Stock, if issued and outstanding, votes together with the Common Stock other than, pursuant to the Delaware General Corporation Law, with respect to proposals to increase the number of authorized shares of Common Stock and certain other specified matters. Each share of Class B Preferred Stock entitles the holder thereof to ten votes on each matter subject to stockholder approval. Shares of Class B Preferred Stock have no right to dividends and have a liquidation preference of $.001 per share.

Serial Preferred Stock

     The Board of Directors is authorized by the Company's Certificate of Incorporation to issue up to 1,939,480 shares of one or more series of Serial Preferred Stock. No shares of Serial Preferred Stock have been authorized for future issuance by the Board, and the Company has no present plans to issue any such shares, except with respect to (a) the authorization of 100,000 shares of Junior Preferred Stock and reservations of such 100,000 shares for issuance upon exercise of rights and (b) the authorization of 1,500 shares of Class A Preferred Stock and the issuance of 930 shares of Class A Preferred Stock. In the event that the Board does issue additional shares of Serial Preferred Stock, it may exercise its discretion in establishing the terms of such Serial Preferred Stock. In the exercise of such discretion, the Board may determine the voting rights, if any, of the series of Serial Preferred Stock being issued, which could include the right to vote separately or as a single class with the Common Stock and/or other series of Serial Preferred Stock; to have more or less voting power per share than that possessed by the Common Stock or other series of Serial Preferred Stock; and to vote on certain specified matters presented to the stockholders or on all of such matters or upon the occurrence of any specified event or condition. On liquidation, dissolution or winding up of the Company, the holders of Serial Preferred Stock may be entitled to receive preferential cash distributions fixed by the Board of Directors when creating the particular series thereof before the holders of the Common Stock are entitled to receive anything. Serial Preferred Stock authorized by the Board could be redeemable or convertible into shares of any other class or series of stock of the Company.

     The issuance of Serial Preferred Stock by the Board could adversely affect the rights of holders of the Common Stock by, among other things, establishing preferential dividends, liquidation rights or voting powers. The issuance of Serial Preferred Stock could be used to discourage or prevent efforts to acquire control of the Company through the acquisition of shares of Common Stock.


Agency Warrants

     The Agency Warrants are exercisable immediately, expire on December 10, 2000 and have an exercise price of $1.50 per Share. Each Agency Warrant entitles the holder thereof to purchase one Share. The Agency Warrants are redeemable by the Company. The Agency Warrants are subject to adjustment in their exercise price and the number of Shares issuable upon exercise in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation of the Company.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, NY 10005, telephone number: (212) 936-5100.


                                     EXPERTS

        The consolidated financial statements of the Company as of December 31, 1998, and for the two years then ended, have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of Richard A. Eisner & Company, LLP, independent auditors, and, in part, on the report of Ernst & Young, independent auditors of the financial statements of a wholly-owned subsidiary of the Company, Serif (Europe) Limited, as of December 31, 1998 and for the two years then ended, incorporated by reference herein, given upon the authority of said firms as experts in accounting and auditing. The report of Richard A. Eisner & Company, LLP covering the December 31, 1998 consolidated financial statements also contains an emphasis paragraph discussing a federal income tax contingency.


                                  LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Securityholders by Kaufman & Moomjian, LLC, Mitchel Field, New York. Neil M. Kaufman, Esq., a director of the Company and a member of K&M, owns 56,737 shares of Common Stock and options to purchase 180,000 shares of Common Stock. In addition, another member of K&M owns 12,500 shares of Common Stock and options to purchase 25,000 shares of Common Stock.

================================================================================

No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Securityholder or any other person. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, except as otherwise contemplated by the rules and regulations of the Securities and Exchange Commission, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                           -------------------------


                                TABLE OF CONTENTS


Where You Can Find More Information. . . . . . . . . . . . . . .             2
Forward-Looking Statements . . . . . . . . . . . . . . . . . . .             3
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . .             3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . .             5
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . .             14
Price Range of Common Stock. . . . . . . . . . . . . . . . . . .             14
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . .             15
Selling Securityholders. . . . . . . . . . . . . . . . . . . . .             15
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . .             22
   Description of Capital Stock. . . . . . . . . . . . . . . . .         23
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . .             25
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . .             25



================================================================================

================================================================================



                                   3,647,781 SHARES

                                       and

                              WARRANTS TO PURCHASE

                                  17,052 SHARES






                                   VIZACOM INC.


                           -------------------------


                                   PROSPECTUS


                           -------------------------




                                     July __, 1999




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The estimated expenses of the distribution, all of which are to be borne by the Registrant, are as follows:

   SEC Registration Fee . . . . . . . . . . . . . . . . . . . . . $ 2,291.18
Blue Sky Fees and Expenses . . . . . . . . . . . . . . . . . .       15,000.00 *
Accounting Fees and Expenses . . . . . . . . . . . . . . . . .        9,000.00 *
Legal Fees and Expenses. . . . . . . . . . . . . . . . . . . .       40,000.00 *
Printing and Engraving . . . . . . . . . . . . . . . . . . . .       10,000.00 *
   Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . .  3,708.82*
                                                                  --------------
     Total . . . . . . . . . . . . . . . . . . . . . . . . . .      $80,000.00 *
----------
*Estimated


Item 15.  Indemnification of Directors and Officers.

     Under the provisions of the Certificate of Incorporation and By-Laws of the Registrant, each person who is or was a director or officer of Registrant shall be indemnified by the Registrant as of right to the full extent permitted or authorized by the General Corporation Law of Delaware. Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against such person by reason of the fact that such person is a director or officer of the Registrant, such person shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action. If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action, had no reasonable cause to believe such person's conduct was unlawful. If unsuccessful in defense of a suit brought by or in the right of the Registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant except that if such a person is adjudicated to be liable in such suit for negligence or misconduct in the performance of such person's duty to the Registrant, such person cannot be made whole even for expenses unless the court determines that such person is fairly and reasonably entitled to be indemnified for such expenses.

     The officers and directors of the Registrant are covered by officers' and directors' liability insurance. The policy coverage is $3,000,000, which includes reimbursement for costs and fees. There is a maximum aggregate deductible for each loss under the policy of $200,000. The Registrant has entered into Indemnification Agreements with each of its executive officers and directors. The Agreements provide for reimbursement for all direct and indirect costs of any type or nature whatsoever (including attorneys' fees and related disbursements) actually and reasonably incurred in connection with either the investigation, defense or appeal of a Proceeding, as defined, including amounts paid in settlement by or on behalf of an Indemnitee, as defined.

Item 16.  Exhibits.

Number    Description
4.1       Specimen  Common  Stock  Certificate.  (Incorporated  by  reference to
          Exhibit 4.1 to the Company's Annual Report on Form 10-KSB (Commission File Number: 1-14076), for the year ended December 31, 1997, filed with the Commission on April 15, 1998.)
   4.2 Warrant to purchase 17,052 shares of Common Stock, registered in the name of Denise Shapiro.*
5         Opinion  and  consent  of Kaufman & Moomjian,  LLC.
23.1      Consent of Ernst & Young.
23.2      Consent of Richard A. Eisner & Company,  LLP.
   23.3 Consent of Kaufman & Moomjian, LLC. (Included in legal opinion filed as Exhibit 5.)
24        Powers  of  Attorney  (set  forth  on  the  signature  page  of   this
          Registration Statement on Form S-3).*
----------
*         Previously filed.

Item 17.  Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to any of the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that it will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
                    (a) include any prospectus required by Section 10(a)(3) of the Securities Act;
                    (b) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement(or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and
                    (c) Include any  material  information  with respect to the
                    plan  of  distribution  not  previously  disclosed  in   the
                    Registration Statement or any material change to such information in the Registration Statement;
     provided, however, the undertakings set forth in clauses (1)(a) and (1)(b) above shall not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
     Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

          (2) For determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering; and

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

     The Registrant hereby further undertakes that it will:

          (1) For determining any liability under the Securities Act, treat the information omitted from th form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective; and

          (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that offering of such securities at that time as the initial bona fide offering of those securities.

     The Registrant hereby further undertakes that, for purposes of determining liability under the Securities Act, each of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fairfield, State of New Jersey, this day of July, 1999.

                                           VIZACOM INC.


                                      By:  /s/ Mark E. Leininger
                                           Mark E. Leininger
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on July , 1999 by the following persons in the capacities indicated. Each person whose signature appears below constitutes and appoints Mark E. Leininger with full power of substitution, his/her true and lawful attorney-in-fact and agent to do any and all acts and things in his/her name and on his/her behalf in his/her capacities indicated below which he may deem necessary or advisable to enable Vizacom Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement including specifically, but not limited to, power and authority to sign for him/her in his/her name in the capacities stated below, any and all amendments (including post-effective amendments) thereto, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in such connection, as fully to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


/s/ Mark E. Leininger         President, Chief Executive Officer and Director
Mark E.  Leininger            Principal Executive Officer)


/s/ Alan W. Schoenbart        Vice President - Finance, Chief Financial Officer
Alan W. Schoenbart            (Principal Accounting and Financial Officer)


/s/Marc E. Jaffe              Chairman of the Board, Secretary and Director
Marc E. Jaffe


/s/Norman W. Alexander        Director
Norman W. Alexander


                              Director
Werner G. Haase


/s/Neil M. Kaufman            Director
Neil M. Kaufman

                          EXHIBIT INDEX


Number    Description
4.1       Specimen Common Stock Certificate.  (Incorporated  by  reference to
          Exhibit 4.1 to the Company's Annual Report on Form 10-KSB (Commission File Number: 1-14076), for the year ended December 31, 1997, filed with the Commission on April 15, 1998.)
   4.2 Warrant to purchase 17,052 shares of Common Stock, registered in the name of Denise Shapiro.*

5         Opinion and Consent of Kaufman & Moomjian,  LLC.
23.1      Consent of Ernst & Young.
23.2      Consent of Richard A. Eisner & Company,  LLP.
   23.3 Consent of Kaufman & Moomjian, LLC. (Included in legal opinion filed as Exhibit 5.)
24 Powers of Attorney (set forth on the signature page of this Registration Statement on Form S-3).*
----------
*         Previously filed.